SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

GVI SECURITY SOLUTIONS, INC.
(Name of Subject Company (Issuer))

GENNX360 GVI ACQUISITION CORP. (Name of Filing Person — Offeror)
GENNX360 GVI HOLDING, INC. (Name of Filing Person — Parent of Offeror)

Common Stock, par value $0.001 per share
(Title of Class of Securities)
3622E101
(CUSIP Number of Class of Securities)

GenNx360 GVI Acquisition Corp.
GenNx360 GVI Holding, Inc.
c/o GenNx360 Capital Partners, L.P.
590 Madison Avenue, 27th Floor
New York, NY 10022
Attention: Matthew Guenther
Tel: 212-257-6776
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Filing Persons)

Copy to:
Nixon Peabody LLP
437 Madison Avenue
New York, NY 10022
Attention: Bradley C. Vaiana, Esq.
Tel: 212-940-3773
CALCULATION OF FILING FEE

Transaction Valuation N/A	Amount of Filing Fee N/A
     ☐ Check the box if any part of the fee is offset by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
     ☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

     This filing relates solely to preliminary communications made before the commencement of a planned tender offer by GenNx360 GVI Acquisition Corp. (the “Purchaser”), a wholly-owned subsidiary of GenNx360 GVI Holding, Inc. (the “Parent”), for all of the outstanding common stock of GVI Security Solutions, Inc. (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated October 21, 2009, among the Parent, the Purchaser and the Company.
     This filing and the attached exhibit are not an offer to purchase or a solicitation of an offer to sell securities. The planned tender offer for the outstanding shares of the Company’s common stock described in this filing has not commenced. At the time the planned tender offer is commenced, the Purchaser will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and the Company will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to the Company’s stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.
Exhibit Index

Exhibit	Description
99.1	Press Release, dated October 22, 2009